SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   3  )*

LIVE Entertainment
(Name of Issuer)

Common Stock, par value $.01
(Title of Class of Securities)

538032400
(CUSIP Number)

Stephen M. Schultz, Esq.,
Kleinberg, Kaplan, Wolff & Cohen, P.C.,
551 Fifth Avenue, 18th Floor,
New York, New York  10176
Tel:  (212) 986-6000
(Name, Address and Telephone Number of
Person Authorized to Receive Notices and Communications)

May 2, 1996
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2)has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Elliott Associates, L.P., a Delaware Limited Partnership

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) [ ]
                                                       (b) [ ]
3    SEC USE ONLY
4    SOURCE OF FUNDS*
          00
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                             PURSUANT TO ITEMS 2(d) or 2(e)[ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

7    SOLE VOTING POWER
     207,243

8    SHARED VOTING POWER
     0

9    SOLE DISPOSITIVE POWER
     207,243

10   SHARED DISPOSITIVE POWER
     0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
     207,243

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*     [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      7.86%

14   TYPE OF REPORTING PERSON*
     PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 17
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

     This statement is filed pursuant to Rule 13d-2(a) with respect to securities beneficially owned by the reporting person specified herein as of May 9, 1996 and amends and supplements the Schedule 13D dated March 7, 1996, as amended on April 19, 1996 and on April 25, 1996 (the "Schedule 13D"). Pursuant to Regulation S-T, the Schedule 13D, as further amended, is restated below.

ITEM 1.   Securities and Issuer

     This statement relates to the Common Stock, par value
$0.01 (the "Common Stock") of LIVE Entertainment Inc. (the
"Issuer"). The Issuer's principal executive offices are located at 15400 Sherman Way, Van Nuys, California 91406.


ITEM 2.   Identity and Background

     (a)-(c) The name of the person filing this statement on Schedule 13D is Elliott Associates, L.P., a Delaware limited partnership, and its wholly-owned subsidiaries
("Elliott").  Paul E. Singer ("Singer") and Braxton
Associates, L.P., a New Jersey limited partnership
("Braxton"), are the general partners of Elliott.


ELLIOTT

     The business address of Elliott is 712 Fifth Avenue,
36th Floor, New York, New York  10019.

     Elliott's principal business is to purchase, sell, trade and invest in securities.

          SINGER

          Singer's business address is 712 Fifth Avenue,
     36th Floor, New York, New York  10019.

          Singer's principal occupation or employment is that of serving as general partner of Elliott and Braxton.


          BRAXTON

          The business address of Braxton is 222 Cedar Lane,
     Suite 111, Teaneck, New Jersey  07666.

          The principal business of Braxton is the furnishing of investment advisory services.

          The names, business or residence addresses, and present principal occupation or employment of the general partners of Braxton are as follows:



NAME                ADDRESS                  OCCUPATION
Paul E. Singer      712 Fifth Avenue
                    36th Floor
                    New York, New York
                    10019                    General Partner
                                             of Elliott and
                                             Braxton

Braxton Associates,
Inc.                222 Cedar Lane,
                    Suite 111
                    Teaneck, New Jersey
                    07666                    The principal
                                             business of
                                             Braxton
                                             Associates,
                                             Inc. is serving
                                             as General
                                             Partner of
                                             Braxton.


     The names, business or residence addresses, and present principal occupation or employment of the directors and executive officers of Braxton Associates, Inc. are as follows:


NAME                ADDRESS                  OCCUPATION
Paul E. Singer      712 Fifth Avenue
                    36th Floor
                    New York, New York
                    10019
                                             General Partner
                                             of Elliott and
                                             Braxton

     (d) and (e) During the last five years, none of the persons or entities above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) All of the natural persons listed above are citizens of the United State of America.



ITEM 3.   Source and Amount of Funds or Other Consideration

          The source and amount of funds used by Elliott in making purchases of the Preferred Stock owned by it are set forth below.


SOURCE OF FUNDS                    AMOUNT OF FUNDS

Margin account at Merrill Lynch,       $1,670,565.00
Pierce, Fenner and Smith and
Broadcourt Capital Corp.

                    Total              $1,670,565.00


ITEM 4.   Purpose of Transaction

     Elliott has accumulated its shares of Series B Cumulative Convertible Preferred Stock ("Preferred Stock"), convertible into Common Stock, in the ordinary course of its trade or business of purchasing, selling, trading and investing in securities. Depending upon market conditions and other factors that it may deem material, Elliott may purchase additional shares of Preferred or Common Stock or may dispose of all or a portion of the Preferred or Common Stock that it now owns or may hereafter acquire.

     Pursuant to the terms of the Certificate of Designations for the Preferred Stock, the holders of the Preferred Stock are entitled to elect four directors to the Issuer's Board of Directors at the Issuer's annual meeting of stockholders, which was held on May 2, 1996 (the "Annual Meeting"). In its April 2, 1996 proxy statement to stockholders, the Issuer's Board of Directors included its four nominees to serve as the directors elected by Preferred Stock. In accordance with prior notice sent to the Issuer, Elliott's designee nominated Charles MacDonald at the Annual Meeting to be one of the directors of the Issuer elected by the Preferred Stock. At the Annual Meeting, Elliott's designee voted Elliott's shares, as well as proxies received by Elliott to vote 1,312,921 shares of Preferred Stock held by other parties, in favor of Mr. MacDonald's election, as well as for the Issuer's nominees, other than one and Mr. MacDonald and such nominees were elected to the Issuer's Board of Directors.

     Except as set forth herein, Elliott has no plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of Item
4.



ITEM 5.   Interest in Securities of the Issuer

          (a) Elliott beneficially owns 414,485 shares of Preferred Stock (including 2,000 shares held by Manchester
Securities Corp., a broker-dealer which is wholly-owned by Elliott) convertible into 207,243 shares of Common Stock, constituting 7.86% of the outstanding shares of Common
Stock.

          (b) Elliott has the sole power to vote or direct the vote of, and to dispose or direct the disposition of the shares of Common Stock.

          (c)  During the past sixty (60) days, the
following transactions in the Common Stock were effected by Elliott in the manner set forth below:

DATE      SECURITY  AMOUNT BOUGHT (SOLD)     PRICE,
                                             EXCLUDING
                                             COMMISSION TYPE
                                             OF TRANSACTION

4/11/96   Common Stock   (37,700)            $5.50
                                             over-the-counter (in New
                                             York)

4/12/96   Common Stock   (30,000)            $5.25
                                             over-the-counter (in New
                                             York)

4/16/96   Common Stock   (10,000)            $5.50
                                             over-the-counter (in New
                                             York)

4/29/96   Common Stock   (1,500)             $6.625
                                             over-the-counter (in
                                             New York)

4/29/96   Common Stock   (8,500)             $6.50 over the
                                             counter (in New
                                             York)

          (d) No person other than Elliott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Elliott.

          (e)  Not applicable.



ITEM 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

     In connection with the director nomination referred to in Item 4 above, Elliott made an exempt limited solicitation (to ten or fewer persons) of proxies from other holders of Preferred Stock to vote their shares in favor of Elliott's nominee at the Annual Meeting and to vote their shares in favor of Issuer's nominees, other than one. In response to this exempt solicitation, Elliott received proxies to vote 1,312,921 shares. As described in Item 4 above, Elliott's designee voted such proxies at the Annual Meeting.

                          SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.


Dated:    May 9, 1996                  ELLIOTT ASSOCIATES,
L.P.



            By: /s/  Paul E. Singer
     Paul E. Singer,
     GeneralPartner